May 8, 2025

Andrew Brown
Chief Executive Officer
Global Innovative Platforms Inc.
149 James Place
Orlando, FL 32751

       Re: Global Innovative Platforms Inc.
           Amendment No. 2 to Offering Circular on Form 1-A
           Filed April 30, 2025
           File No. 024-12570
Dear Andrew Brown:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2025 letter.

Amendment No. 2 to Offering Circular on Form 1-A
Intellectual Property, page 37

1. We note your disclosure on page 37 that "[a]ll patents are 20-year utility patents that were awarded in the year indicated..." We also note your disclosure that various patents were issued during the years 1999 through 2004, thus having expired. Please revise to clarify which patents have expired in your table on page 37 or remove them from the table. If material, please revise to disclose what effect you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect, or advise. Additionally, to the extent your disclosure regarding your proprietary technologies was based on these expired patents please revise such disclosure. Finally, please add risk factor disclosure concerning your reliance on the Defiant Technologies Inc. License Agreement and
 May 8, 2025
Page 2

      any risks associated with your patent portfolio and any technology that is not patented.
      Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Stephen M. Fleming